03015883

ED STATES
XCHANGE COMMISSION
.ton, D.C. 20549

NF 4-30-03

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 31 2003 WASH. D.C. 185

SEC FILE NUMBER
8- 28108

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 AND ENDING 12-31-02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PORTAGE BROKERAGE CO

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
588 Georgetown - Damascus Rd.
P.O. Box 141
(No. and Street)

Damascus, Ohio 44619-0141
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Clarence R. Sekerak 330-537-3108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Burns, O'Hare & Bella, Inc.
(Name – *if individual, state last, first, middle name*)

565 N. Broad Street, Canfield, Ohio 44406
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VF 4-30-03

SEC Washington, D.C. 2 copies #1 in 3 Via Certified Mail 7001 1940 0004 5582 9304

OATH OR AFFIRMATION

I, Clarence R. Sekerak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Portage Brokerage Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

LOUISE J. LAUTZENHEISER, Notary Public
STATE OF OHIO
My Commission Expires October 18, 2005

MAR 25 2003

Clarence R. Sekerak
Signature

PRESIDENT
Title

Louise J. Lautzenheiser
Notary Public Date Mar 25 - 2003

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. n/a
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTAGE BROKERAGE COMPANY

AUDIT REPORT
OF FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION

Years ended
December 31, 2002 and 2001

CONTENTS

BURNS, O'HARE & BELLA, INC.
Certified Public Accountants
565 N. BROAD STREET
CANFIELD, OHIO 44406
(330) 533-9909
FAX (330) 533-6656

Member:
American Institute of
Certified Public Accountants

Member:
Ohio Society of
Certified Public Accountants

Board of Directors
Portage Brokerage Company
Damascus, Ohio 44619

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Portage Brokerage Company as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portage Brokerage Company as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burns, O'Hare & Bella, Inc.

Canfield, Ohio
February 21, 2003

PORTAGE BROKERAGE COMPANY

STATEMENTS OF FINANCIAL CONDITION

As of December 31, 2002 and 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Accounts receivable--commissions	$ 715	$ 2,224
Investments, at market value	96,078	108,942
TOTAL ASSETS	$ 96,793	$111,166

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts payable--commissions	$ 715	$ 2,224
Accrued federal income tax	429	773
TOTAL CURRENT LIABILITIES	1,144	2,997
DEFERRED FEDERAL INCOME TAX	300	2,100
STOCKHOLDERS' EQUITY		
Common stock		
750 shares authorized, no par, 2 shares issued and outstanding	1,000	1,000
Additional paid-in capital	10,000	10,000
Retained earnings	84,349	95,069
TOTAL STOCKHOLDERS' EQUITY	95,349	106,069
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 96,793	$111,166

The accompanying notes are an integral part of these financial statements

PORTAGE BROKERAGE COMPANY

STATEMENTS OF INCOME/(LOSS)

Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Commission income	$ 55,663	$ 65,070
Interest income	3,689	5,781
TOTAL REVENUE	59,352	70,851
EXPENSES		
Commission expense	52,427	60,518
Regulatory fees and expenses	404	601
Professional fees	1,439	1,525
State and local taxes	448	595
Miscellaneous expenses	25	- 0 -
Bank charges	146	122
TOTAL EXPENSES	54,889	63,361
INCOME FROM OPERATIONS	4,463	7,490
OTHER INCOME/(LOSS)		
Gain/(loss) on investment	(16,554)	827
INCOME/(LOSS) BEFORE TAX	(12,091)	8,317
FEDERAL INCOME TAX PROVISION (BENEFIT)		
Current	429	773
Deferred	(1,800)	570
	(1,371)	1,343
NET INCOME/(LOSS)	$(10,720)	$ 6,974

The accompanying notes are an integral part of these financial statements

PORTAGE BROKERAGE COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2002 and 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
BALANCE-December 31, 2001	$ 1,000	$ 10,000	$ 95,069	$106,069
Net income/(loss)	-	-	(10,720)	(10,720)
BALANCE--December 31, 2002	$ 1,000	$ 10,000	$ 84,349	$ 95,349

The accompanying notes are an integral part of these financial statements

PORTAGE BROKERAGE COMPANY

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

Years Ended December 31, 2002 and 2001

Subordinated borrowings at January 1, 2001	$ - 0 -
Increases:	
Secured demand note collateral agreements	- 0 -
Issuance of subordinated notes	- 0 -
Decreases:	
Payment of subordinated notes	- 0 -
Subordinated borrowings at December 31, 2001	- 0 -
Subordinated borrowings at January 1, 2002	- 0 -
Increases:	
Secured demand note collateral agreements	- 0 -
Issuance of subordinated notes	- 0 -
Decreases:	
Payment of subordinated notes	- 0 -
Subordinated borrowings at December 31, 2002	$ - 0 -

The accompanying notes are an integral part of these financial statements

PORTAGE BROKERAGE COMPANY

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATIONS:		
Net income/(loss)	$(10,720)	$ 6,974
Adjustments to reconcile net income to cash used in operating activities:		
(Increase)/decrease in investments	12,864	(6,608)
(Increase)/decrease in accounts receivable	1,509	(469)
Increase/(decrease) in accounts payable and income taxes	(3,653)	103
Total adjustments	10,720	(6,974)
NET CASH USED BY OPERATING ACTIVITIES	- 0 -	- 0 -
NET (DECREASE)/INCREASE IN CASH	- 0 -	- 0 -
CASH AT BEGINNING OF YEAR	- 0 -	- 0 -
CASH AT END OF YEAR	$ - 0 -	$ - 0 -
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Income tax payments	$ 773	$ 1,709

The accompanying notes are an integral part of these financial statements

PORTAGE BROKERAGE COMPANY

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A - BUSINESS ACTIVITY

The Company was formed in 1982 to operate as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

NOTE B - SUMMARY OF SIGNIFICANT POLICIES

Revenue Recognition:

Commission income and related commission expense are recorded on a trade date basis.

Investments:

Investments are stated at market value. The resulting difference between cost and market value is included in income.

Income Taxes

Provisions for income taxes are based on amounts reported in the statements of income and include deferred taxes on temporary differences for tax and financial statement purposes. Deferred taxes are computed using the liability method as prescribed in SFAS No. 109, "Accounting for Income Taxes."

NOTE C - INVESTMENTS

Investments at December 31, 2002 were as follows:

	COST	MARKET VALUE
300.00 shares Nasdaq Stock Market, Inc.	$ 3,300	$ 3,300
4392.62 shares American Mutual Fund	98,315	92,778
	$101,615	$ 96,078

The accompanying notes are an integral part of these financial statements

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $77,228, which was $72,228 in excess of its required net capital of $5,000.

NOTE E - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no borrowings subordinated to the claims of general creditors during the year ended December 31, 2002.

NOTE F - DISCONTINUED OPERATIONS

By corporate resolution dated December 2, 2002, Portage Brokerage Company went on record to discontinue the business as a securities broker/dealer effective December 31, 2002. Subsequently, on December 4, 2002, Portage Brokerage Company executed and had notarized a hard copy of FORM BDW (Uniform Request for Withdrawal from Broker/Dealer Registration), and on December 5, 2002 ratified same via Web CRD (Central Registration Depository), which was picked up by (i) the United States Securities and Exchange Commission (SEC), SEC File No. 28108; (ii) the National Association of Securities Dealers, Inc. (NASD), Firm CRD #10986; and, (iii) State of Ohio, Division of Securities, Broker/Dealer No. 15630.

By corporate resolution dated December 2, 2002, due to the retirement at age 80 of the only registered representative of Portage Brokerage Company, the company consented to notify each respective mutual fund distributor of its acceptance of the block transfer of all mutual fund customer accounts now being held with Portage Brokerage Company as dealer of record and Clarence Sekerak, Registered Representative #291, to receiving dealer of record, WRP Investments, Inc., 4407 Belmont Avenue, Youngstown, Ohio 44505-1091 with Michael J. Dunham, Registered Representative #A91.

SUPPLEMENTARY INFORMATION

PORTAGE BROKERAGE COMPANY

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1

SCHEDULE I

As of December 31, 2002

1.	Total ownership from Statement of Financial Condition		$ 95,349
2.	Deduct ownership equity not allowed for Net Capital		- 0 -
3.	Total ownership equity qualified for Net Capital		95,349
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		- 0 -
	B. Other (deductions) or allowable credits - deferred income taxes payable		300
5.	Total capital and allowable subordinated liabilities		95,649
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition	$ 3,300	
	B. Secured demand note deficiency	- 0 -	
	C. Commodity futures contracts and spot commodities-proprietary capital charges	- 0 -	
	D. Other deductions and/or charges	709	4,009
7.	Other additions and/or allowable credits		- 0 -
8.	Net capital before haircuts on securities positions		91,640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
	A. Contractual securities commitments	$ - 0 -	
	B. Subordinated securities borrowings	- 0 -	
	C. Trading and investment securities:		
	1. Exempted securities	$ - 0 -	
	2. Debt securities	- 0 -	
	3. Options	- 0 -	
	4. Other securities	14,412	
	D. Undue Concentration	- 0 -	
	E. Other	- 0 -	14,412
10.	Net capital		$ 77,228

PORTAGE BROKERAGE COMPANY

SCHEDULE II

December 31, 2002

(h)-- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3

Not applicable due to exemption (k)(2)(i) of Rule 15C3-3

(i)-- INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable due to exemption (k)(2)(i) of Rule 15C3-3

(j)-- RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION

There are no material differences between the computation of net capital under Rule 15C3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and the schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under Exhibit A of Rule 15C3-3 due to exemption (k)(2)(i) of Rule 15C3.3.

BURNS, O'HARE & BELLA, INC.
Certified Public Accountants
565 N. BROAD STREET
CANFIELD, OHIO 44406
(330) 533-9909
FAX (330) 533-6656

Member:
American Institute of
Certified Public Accountants

Member:
Ohio Society of
Certified Public Accountants

Board of Directors
Portage Brokerage Company
Damascus, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Portage Brokerage Company for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the management, NASD, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Burns, O'Hare & Bello, Inc.

Canfield, Ohio
February 21, 2003